July 14, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  LRR Energy, L.P.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed June 13, 2011
  File No. 333-174017

Dear Mr. Schwall:

        Set forth below are the responses of LRR Energy, L.P., a Delaware limited partnership ("LRR Energy," "we," "us," or "our"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 6, 2011, with respect to LRR Energy's Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 filed with the Commission on June 13, 2011, File No. 333-174017 (the "Registration Statement"). Each response below has been prepared and is being provided by LRR Energy, which has authorized Andrews Kurth LLP to respond to the Staff's comments on its behalf.

        Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement ("Amendment No. 2"). For the Staff's convenience, we have hand-delivered three copies of Amendment No. 2, together with three copies of Amendment No. 2 that are marked to show all revisions to Amendment No. 1.

        For the Staff's convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Amendment No. 1 to Registration Statement on Form S-1

General

1.    We remind you to give effect to prior comments 1 through 5 and 7 through 9 from our letter to you dated June 3, 2011. For example, please include Appendix A with your next amendment, or explain to us why it is not yet available. In that regard, we note your reference in response number 14 to what that partnership agreement "will provide."

        Response:

        We acknowledge the Staff's comment. Set forth below are our responses to prior comments 1 through 5 and 7 through 9, as well as to prior comment 15, from the Staff's letter to us dated June 3, 2011.

        Prior Comment 1:    We have made parallel changes to all affected disclosure in the Registration Statement where comments on a section also relate to disclosure in another section.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

        Prior Comment 2:    To the extent numbered comments raised more than one question or listed various items in bullet points, we have fully responded to each question and bullet point. Our responses in this letter indicate where responsive disclosure to each numbered comment and each point may be found in the marked version of Amendment No. 2.

        Prior Comment 3:    In Amendment No. 2, we have included all artwork and graphics we propose to use in the prospectus. Please see the page following the cover page of the preliminary prospectus.

        Prior Comment 4:    We acknowledge the Staff's comment and undertake to provide in future amendments to the Registration Statement all material information as it becomes known to us, other than information we are entitled to omit pursuant to Rule 430A.

        Prior Comment 5:    Prior to submitting a request for accelerated effectiveness of the Registration Statement, we will arrange to have the Financial Industry Regulatory Authority contact the Staff to confirm that it has finished its review and has no additional concerns with respect to the underwriting arrangements.

        Prior Comment 7:    We acknowledge the Staff's comment. With Amendment No. 2, we have filed omitted exhibits that are available (a form of Partnership Agreement as Exhibit 3.3 and forms of legal opinions as Exhibits 5.1 and 8.1) and will file the omitted exhibits as soon as practicable to allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff's review prior to the distribution of the preliminary prospectus.

        Prior Comment 8:    We acknowledge the Staff's comment and will provide the Staff supplementally with copies of the road show slides that are expected to be used in connection with the offering as soon as practicable.

        Prior Comment 9:    We acknowledge the Staff's comment and will include an estimated price range and related disclosure in a future amendment to the Registration Statement as soon as practicable to allow the Staff sufficient time to review the disclosure and for us to respond to any comments that may result from the Staff's review.

        Prior Comment 15:    We acknowledge the Staff's prior request to file any agreements related to the directed unit program. The only agreements related to our directed unit program will be the lock-up agreements that directed unit program participants who purchase in excess of $100,000 of our common units will be required to enter into. We will file a form of underwriting agreement, which will include, in addition to a form of lock-up agreement for our officers and directors, a form of lock-up agreement applicable to the directed unit program, as Exhibit 1.1 to the Registration Statement as soon as practicable.

2.    Please revise the disclosure at page iv to eliminate the suggestion that your prospectus disclosure is "accurate as of the date on the front cover of this prospectus only."

        Response:

        We have revised the disclosure in the Registration Statement to eliminate the suggestion that our prospectus disclosure is accurate as of the date on the front cover of the prospectus only. Please see page iv.

3.    We note your response to prior comment 16 from our letter to you dated June 3, 2011. Please revise to include in your disclosure the content of the second paragraph of your response, which addresses the acreage and location of your hydraulic fracturing activities. In addition, with regard to your $18.0 million estimate, please revise to disclose specifically the amount of the maintenance capital expenditures which is attributable to hydraulic fracturing for the year ending June 30, 2012.

        Response:

        We have revised the Registration Statement to include in our disclosure the content of the second paragraph of our response to the Staff's previous comment number 16 regarding our hydraulic fracturing activities. Please see pages 148 and 149. In addition, we have revised the Registration Statement to disclose specifically the amount of maintenance capital expenditures attributable to hydraulic fracturing for the twelve months ending June 30, 2012. Please see page 149.

4.    We note your response to prior comment 17 from our letter to you dated June 3, 2011. Please revise to include in your disclosure the content of your response.

        Response:

        We have revised the Registration Statement to include in our disclosure the content of our response to the Staff's previous comment 17 regarding our hydraulic fracturing processes. Please see page 149.

Risk Factors, page 23

5.    Please ensure that your risks are carefully tailored to your particular circumstances. In that regard, we note that you retain at page 45 the generic risk captioned "The requirements of being a public company," which we cited in prior comment 23 in our letter to you dated June 3, 2011.

        Response:

        We have deleted the risk factor related to being a public company referenced in the Staff's comment. Please see page 44.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

6.    We note your response to prior comment 10 from our letter to you dated June 3, 2011. With a view toward disclosure, confirm to us that you did not use quarter-by-quarter information to determine whether you would have generated sufficient available cash to pay the minimum quarterly distribution for each of the past four quarterly periods or to calculate the extent of any quarterly shortfall. In the alternative, please provide us with the tabular disclosure we requested.

        Response:

        In response to the Staff's comment, we confirm that we did not use quarter-by-quarter information to determine whether we would have generated sufficient available cash to pay the minimum quarterly distribution for the year ended December 31, 2010 and the twelve months ended March 31, 2011. We have revised the Registration Statement to clarify that we did not calculate available cash on a quarter-by-quarter basis for the year ended December 31, 2010 or the twelve months ended March 31, 2011 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. Please see pages 12 and 61.

7.    Where you discuss it, such as on the cover page and under the risk factor "We would not have generated sufficient available cash" at page 23, disclose the amount of the aggregate shortfall over the most recent twelve month period.

        Response:

        As a result of the revised presentation in response to the Staff's comment 9 below, we will no longer have an aggregate shortfall in available cash in our unaudited cash available for distribution for the year ended December 31, 2010 and the twelve months ended March 31, 2011. Accordingly, we have deleted the risk factor related to a shortfall referenced in the Staff's comment as well as all references to a shortfall in available cash for those periods. Please see the cover page of the prospectus and pages 4 and 23.

8.    In your response to prior comment 11 from our letter to you dated June 3, 2011, you state in part that "the Staff has historically taken a consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking information, etc." We do not concur. If true, disclose that you neither calculated nor used pro forma quarter-by-quarter information to estimate whether you would generate sufficient available cash to pay the minimum quarterly distribution for each of the next four quarterly periods or for the pro forma twelve months you currently present.

        Response:

        We acknowledge the Staff's comment. As requested by the Staff, since we have used pro forma quarter-by-quarter information to estimate whether we would have generated sufficient available cash to pay the minimum quarterly distribution for each of the quarterly periods in the twelve months ending June 30, 2012, we have revised the Registration Statement to include a quarter-by-quarter forecast. Please see pages 65 and 66.

Management's Discussion and Analysis, page 100

Pro Forma Results of Operations, page 108

9.    We note your response to prior comment 25 explaining that your pro forma financial statements do not include any of your predecessor's historical derivative contracts because your predecessor entered into the derivative contracts to cover the total portfolio of properties, and that any assignment you would perform would be arbitrary and without a reasonable basis of allocation.

        We believe the diligence required to devise a reasonable basis of allocation for the derivative contracts is typical of that required when making estimates that are necessary to prepare financial statements which comply with GAAP. We suggest that you consider the nature of the derivative contracts and the timing and manner by which these were intended to be settled. Your disclosure on page 103 indicates that you expect to utilize derivative contracts to hedge production and that your risk management approach is similar to that which is currently in place. We expect that you would utilize information about production and locations of the properties which constitute the operations retained and contributed.

        If you are unable to accomplish a reasonable basis of allocation, then no portion of the historical derivatives or related activity should be eliminated as retained operations or by way of pro forma adjustment. In this scenario you will need to disclose the reasons all of the information that you have about the properties and historical operations is insufficient to account for the derivative activity. In either case, you should disclose the reasons that you do not believe the historical risk management activity is representative of the results that you would have achieved, given the premise of the pro forma presentation, if the transaction had been completed at the beginning of the fiscal year. We re-issue prior comment 25.

        Response:

        As previously noted, our predecessor intends to contribute to us certain derivative contracts, including new contracts that it entered into in May and June 2011 and certain contracts that were outstanding as of December 31, 2010. Historically, our predecessor has entered into derivative contracts for its total portfolio of properties rather than assigning specific derivative contracts to individual properties. This historical approach prevents us from reasonably allocating derivative activity to the specific properties being contributed to LRR Energy based on the location of the properties. However, we have considered other methods of allocating the derivative contracts including, but not limited to, revenues, production and reserves.

        Because the ultimate goal of our hedging program is to reduce the impact of commodity price fluctuations on our revenues and corresponding cash flows, we have determined that we can reasonably allocate our predecessor's derivative contracts based on the relative percentage of revenues attributable to the properties contributed for the period presented (74% as of and for the year ended December 31, 2010, 71% as of and for the three months ended March 31, 2011 and 73% as of and for the three months ended March 31, 2010) for purposes of the pro forma presentation. We believe that this method is a reasonable basis of allocation for the historical derivative contracts and is consistent with our risk management approach as discussed on page 122 of the Registration Statement under the heading "Commodity Price Risk." This allocation was applied to the historical settlements as well as the fair value of the derivative contracts for the periods presented.

        We have revised the Registration Statement accordingly. Please see pages F-3 through F-9. Additionally, parallel changes have been made throughout the document.

Financial Statements, page F-1

General

10.    We have read your response to prior comment 34 and understand that you will include predecessor financial statements as part of your subsequent periodic reporting. However, you did not address the first sentence of our prior comment in which we asked you to explain how you intend to present the retained and contributed portions of your predecessor operations. We expect you would need to report any assets and activity associated with the retained operations, i.e. those not contributed, as discontinued operations subsequent to completing your initial public offering, applying the guidance in FASB ASC 360-10-45-15 by analogy.

        Response:

        We acknowledge the Staff's comment relative to our presentation of the retained and contributed portions of our predecessor operations and the Staff's expectation that we report any assets and activities associated with the operations retained by the predecessor as discontinued operations subsequent to completing our initial public offering. In accordance with the Staff's comment, we considered by analogy FASB ASC 360-10-45-15 as it relates to the presentation of long-lived assets to be disposed of other than by sale. We very much appreciate the Staff's guidance and respectfully ask for the Staff's permission to continue the dialogue as soon as possible after the filing of the amendment with respect to the presentation of the retained and contributed portions of our predecessor operations subsequent to the completion of the initial public offering.

Engineering Comments

11.    In regards to your response number 39 in your disclosure, you only address wells that have been drilled. You do not address the technologies you used in determining your additions to proved undeveloped reserves. Please expand your disclosure to provide this information.

        Response:

        We have expanded the disclosure in the Registration Statement to address the methodology and technologies we used in determining our additions to proved undeveloped reserves. Please see page 140.

        Our proved undeveloped reserves were determined primarily by comparison to analog wells. We primarily added proved undeveloped reserves in two ways. First, we made revisions to the reserves assigned to drilling locations that were classified as proved undeveloped in the prior period due to actual performance of offset producing wells. Second, the production from new producing wells allowed for the addition of one or more locations to the proved undeveloped reserve category.

        Furthermore, our proved undeveloped reserves additions resulted from locations not previously identified or studies not previously performed. For example, between December 31, 2010 and March 31, 2011, a study was performed on 10-acre infill drilling at Red Lake. The study, and the resulting process for adding proved undeveloped reserves, is discussed in response to comment 12 below.

12.    As to your responses to comments 40 and 41, we note that you are reporting an 82 percent increase in proved reserves from the Red Lake area, the area with the largest amount of reserves, in just three months. Please tell us how many 10-acre infill wells you drilled in this three month period, the date each one went on production and the production and pressure data that you received that allowed this large increase in proved reserves. Tell us if you are attributing proved reserves to 100% of the recovery of the infill wells and the basis for that attribution.

        Response:

        The increase in proved reserves from the Red Lake area can be grouped into three areas of reserve additions. First, our proved undeveloped reserves increased due to the addition of 10-acre infill drilling locations in the proved undeveloped reserve category, which represented the majority of our total reserve increase. The net change in proved undeveloped reserves due to the addition of 10-acre infill drilling locations was approximately 58% of the total proved reserve increase, which was slightly offset by reclassifying proved undeveloped reserves to other categories due to drilling activities during the three months ended March 31, 2011. Second, our proved developed producing reserves increased as a result of drilling and completing new wells, recompleting or re-stimulating existing wells, and better-than-expected performance of existing wells. The net increase of proved developed producing reserves resulting from these activities represented approximately 9% of the total proved reserve increase. Third, our proved developed non-producing reserves increased due to drilling new wells and adding behind pipe opportunities in those wells, the addition of re-stimulations, and the addition of behind pipe opportunities in existing wells that were studied between December 31, 2010 and March 31, 2011. As a result of these activities, the net increase in our proved developed non-producing reserves was approximately 33% of the total proved reserves increase.

        The 10-acre proved infill locations were added between December 31, 2010 and March 31, 2011 primarily based on a study performed by Miller and Lents, Ltd. (MLL), our independent engineering firm, and the inclusion of those locations in our five-year development plan. Lime Rock Resources II-A, L.P. acquired nearby properties in December 2010 that included approximately 43 wells drilled on 10-acre spacing in the East Artesia area which adjoins our Red Lake properties. The East Artesia area produces from the same formations as our Red Lake properties at similar depths and so by analogy, are comparable. MLL studied the 10-acre spacing well performance in the East Artesia area between December 31, 2010 and March 31, 2011 taking into account the addition of 10-acre locations in our five-year development plan for the Red Lake area.

        Assignment of reserves for the 10-acre infill drilling locations in the Red Lake area was based on the East Artesia study. The study was performed by, and the reserves assignments were made by, MLL. The East Artesia area was developed on 20-acre spacing primarily in the 1990's and development on 10-acre spacing occurred primarily in the mid 2000's. There are 43 10-acre wells in the East Artesia area that were included in MLL's study. MLL compared the performance of the 20-acre wells to the 10-acre wells and estimated the ultimate recovery of the 20-acre wells prior to drilling the 10-acre wells to ensure the 10-acre reserve assignments were reduced to include the effect of interference on the existing 20-acre wells. MLL estimated the reserves, on average, for the infill 10-acre wells to be approximately 45% of the parent 20-acre wells. MLL then assigned reserves to the 10-acre locations in our Red Lake area on a lease average basis using the 45% ratio between 10-acre wells and 20-acre wells.

        The Red Lake area currently has six 10-acre wells that are producing. No 10-acre wells were drilled during the three month period between December 31, 2010 and March 31, 2011. However, current field rules allow downspacing to 10-acres and no new technologies are required to capture the reserves from the 10-acre wells.

        The Red Lake area has been and continues to be an active area. Due to the active drilling program, proved reserves for this area have increased each year since 2008. Furthermore, production since 2008 has increased over 100%.

        Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to the undersigned at 713-220-3843.

Very truly yours,
/s/ JON W. DALY Jon W. Daly
cc:
Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Morrow B. Evans, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O'Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP